Exhibit 99.1

Bonso Electronics Reports Results for the Second Quarter Ended September 30,
2007


TORTOLA, British Virgin Island, March 27, 2008 - Bonso Electronics International, Inc. (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the second quarter ended September 30, 2007.

The company reported that net sales for the three-month period ended 30 September 2007 decreased by 5.8% to $19,505,000 as compared to $20,710,000 during the same period last year. Net income dropped by 429.8% to a loss of $1,593,000 or $0.28 per share (diluted) as compared to an income of $483,000 or $0.08 per share (diluted) during the same period last year.

Net sales for the six month period ended 30 September 2007 was $35,607,000, which was 3.3% below $36,831,000 in the same period last year. Net income for the six month period ended 30 September 2007 was a loss of $1,350,000 or $0.23 per share (diluted), a 243.5% decrease when compared to the net income of $941,000 or $0.15 per share (diluted) in the same period last year.

Mr. Anthony So, Bonso's Chairman, President and CEO stated: "Our sensor based product sales were 16.5% down from last year; however, the market demand for our telecommunication products and services remained strong and increased by about 33.6%. Like many other businesses in this competitive environment, we have been facing increasing price pressure from rising crude oil, higher metal and raw material price, together with rising labor cost in China. Comparing with the same period last year, the gross profit margin in the second quarter has dropped from 17.8% to 6.9%. We expect the new launched operational restructuring and strategic plan would help bring the profit margin back to normal level (15% to 18%) in the fourth quarter in this fiscal year.

Mr. So further stated, "Our focus for the second half of the year is on our core business with existing customers and looking forward to new potential customers in our niche markets of sensor based and telecommunication products with the right product mix.

"Our efforts upon the continue progress we have made in strengthening our Balance Sheet put the cash position at the end of the second quarter is $9.9 million, or approximately $1.76 per share."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.



This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.


For more information please contact:

Albert So
Financial Controller
Tel: 852 2605 5822
Fax: 852 2691 1724